

13012209

cm

SECURITI... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 BROADWAY, Ste 108
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRITTS & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

3201 CHERRY RIDGE (Address) SAN ANTONIO (City) TX (State) 78230 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, ALAN CHESLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENBERG CHESLER SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public


KRISTEL A VELA
My Commission Expires
January 5, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

December 31, 2012

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS


Britts
&
Associates
LLP

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

Winner of the Governor's State of Texas Small Business Award
Best Practices: Business Skills 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2012, and the related statements of operation and comprehensive income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that ECS is filing pursuant to rule 17a-5, Reports to Be Made by Certain Brokers and Dealers, under the Securities and Exchange Commission Act of 1934. These financial statements are the responsibility of ECS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECS as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, it is supplemental information required pursuant to rules 17a-5 and 15c3-1 under the Security and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ECS internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* in our report dated February 20, 2013 and expressed an unqualified opinion.

Britts & Associates LLP

Britts & Associates, LLP
February 20, 2013


Britts
&
Associates
LLP

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

Winner of the Governor's State of Texas Small Business Award
Best Practices: Business Skills 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
Ehrenberg Chesler Securities, Inc.

We have audited Ehrenberg Chesler Securities, Inc.'s (ECS), a Texas corporation, internal control over financial reporting as of December 31, 2012 based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* ECS's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on ECS's internal control over financial reporting based on our audit.

We conducted our audit in accordance with auditing standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable financial reporting framework, such as accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ECS maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of ECS as of December 31, 2012, and the related statements of comprehensive income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended of ECS and our report dated February 20, 2013 expressed an unqualified opinion.

Britts & Associates LLP

Britts & Associates, LLP
San Antonio, TX
February 20, 2013

Ehrenberg Chesler Securities, Inc.
BALANCE SHEET
December 31, 2012

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	17,600
Accounts receivable (net of allowance for credit losses of $0)		900
Federal income tax receivable - **Note D**		2,641
Prepaid expenses affiliates - **Note B**		6,644
Other		42
Total current assets		27,827
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		9,054
Less accumulated depreciation		(6,700)
		2,354
	$	30,181

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	-
Total current liabilities		-
LONG-TERM LIABILITIES		
Deferred income taxes long-term		-
Total long-term liabilities		-
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		21,100
Retained earnings		8,081
Total stockholder's equity		30,181
	$	30,181

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF OPERATIONS and
COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012

Revenue	$	91,456
Operating expenses		100,010
Earnings (loss) from operations		(8,554)
Other income:		
Other		25
Interest income		16
		41
Earnings (loss) before income taxes		(8,513)
Income tax:		
Income Tax (benefit)-current - **Note D**		(2,641)
Deferred Tax expense (benefit)-current - **Note D**		1,000
Deferred Tax expense (benefit)-long term - **Note D**		(3,000)
State		-
Income Tax Net		(4,641)
NET INCOME (LOSS)		(3,872)
Comprehensive Income (Expense)		-
NET COMPREHENSIVE INCOME (LOSS)	$	(3,872)

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2012

	Common Stock		Additional Paid in	Comprehensive	Retained	
	Shares Issued and Outstanding	Amount	Capital	Income	Earnings	Total
Balance - December 31, 2011	1,000	$1,000	$21,100	$ -	$ 11,953	$ 34,053
Contributions to Capital	-	-	-	-	-	-
Net earnings (loss)	-	-	-	-	(3,872)	(3,872)
Balance - December 31, 2012	1,000	$1,000	$21,100	$ -	$ 8,081	$ 30,181

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ (3,872)
Adjustments to reconcile net earnings	
to net cash provided by operating activities:	
Depreciation expense - **Note A**	541
(Increase) decrease in:	
Accounts receivable	(900)
Federal income tax receivable	(2,641)
Prepaid expenses	9,885
Other	(12)
Increase (decrease) in:	
Accounts payable	(5,953)
Federal income tax payable	-
Provision for deferred taxes	(2,000)
Total adjustments	(1,080)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(4,952)
NET INCREASE IN CASH	(4,952)
Cash - beginning of year	22,552
Cash - end of year	$ 17,600

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year:	
Taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securitites, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a Broker/Dealer, as defined by the Financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition and Accounts Receivable

Under routine contracts, the Company recognizes revenue on engagements when a subscription is actually sold. Certain revenues can be recognized prior to the subscription sale under contracts that specify a non-refundable retainer upon the acceptance of an engagement or a fee equal to an agreed-upon percentage of the gross proceeds. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

No trade accounts receivable are considered uncollectible as of December 31, 2012. The Company determines accounts to be uncollectible after the past due account has been reviewed by the Company's legal counsel and deemed uncollectible by regular collection procedures.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, with original maturities of three months or less when purchased, to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred and are included in operating expenses.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1– Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company holds certain profits interests in partnerships that were acquired in exchange for services rendered to that entity. The investments have not generated any earnings from operations since the Company acquired the investment and the fair value of the investment is negligible as of December 31, 2012 as determined under Level 3 FASB ASC 820 as described above. The value of the investment is immaterial to the financial statements taken as a whole.

Comprehensive Income

There were no items of other comprehensive income (loss) and thus the net results of operations represent comprehensive income (loss) activity.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes and to record the effect of tax positions considered in the Company's income tax returns.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years. Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes. For tax return purposes the Company uses MACRS over the useful life of the assets. Book depreciation expense for the year ended December 31, 2012, was $541.

Use of Estimates

Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B – RELATED PARTIES TRANSACTIONS

The company shares office space with an affiliated company whereby overhead expenses such as rent, telephone and other third party expenses are shared. The affiliate provides a schedule of actual expenses paid and such expenses are shared based upon the number of assignments undertaken by each company. Overhead expenses for the year ended December 31, 2012 were $14,185. Prepaid expenses at December 31, 2012 were $6,644. The Company is owned 100% by a holding company. During 2012, the Company paid $6,363 in fees to the holding company. The Company does not receive any financial support from the holding company.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The cash balance never exceeded the FDIC's insurance limits of $250,000 from January 1st through December 31, 2012. In addition, the Company does not require collateral from its customers.

EHRENBERG CHESLER SECURITITES, INC.
Notes to the Financial Statements (Continued)
December 31, 2012

NOTE D – INCOME TAXES

The Company is a Subchapter C corporation of the Internal Revenue Code.

The Company uses accounting methods that recognize depreciation sooner for income tax purposes than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes should be recorded for these differences, which will be taxable in future periods through reduced deductions for tax purposes. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables, prepaid expenses, and trade payables. Deferred income taxes should be recorded for these timing differences.

The (provision) benefit for federal income taxes consists of the following components:

	2012
Current	$ (2,641)
Deferred taxes-current	1,000
Deferred taxes-long term	(3,000)
	$ (4,641)

The December 31, 2012 tax year resulted in a net operating loss of $4,059. The Company has elected to carryback the loss to tax year 2010 which absorbed 100% of the net operating loss and created a federal income tax refund of $2,641.

The Company had a net operating loss carryforward from its 2011 tax year of $64,563. The Company has elected to carryforward this loss to future years. The net operating loss will expire in 2032. Since there is significant uncertainty regarding the ability of the Company to utilize this loss carryforward in the foreseeable future, a valuation account has been established to offset any deferred tax benefits that have been created. All deferred tax benefits have, therefore, been reduced to zero in the financial statements.

There were no state income taxes due for the year ended December 31, 2012.

As of December 31, 2012 the tax years that remain subject to examination by taxing authorities begin with 2009.

EHRENBERG CHESLER SECURITITES, INC.
Notes to the Financial Statements (Continued)
December 31, 2012

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. At December 31, 2012, the Company had net capital of $17,600, which was $12,600 in excess of its required net capital of $5,000.

NOTE F – PROFIT INTERESTS AS COMPENSATION

The Company has received a limited partnership interest as part of its compensation for services. The partnership interest is limited to profits only. As of December 31, 2012, the partnership has incurred significant losses. Profits are not expected in the foreseeable future; therefore, no value has been assigned to this limited partnership.

NOTE G – STOCK WARRANTS AS COMPENSATION

Certain contracts with clients specify for the Company to be offered stock warrants as additional compensation. The warrants are contingent upon certain criteria set forth in the contracts and the number of warrants are based on formulas specific to the contract.

The price of the warrants as of December 31, 2012 cannot be determined due to criteria not being fulfilled and other factors.

The stock warrants are exercisable at the option of the Company; however, none have been exercised as of December 31, 2012. The warrants have expiration dates that vary depending upon certain events. None have expired as of December 31, 2012.

NOTE H – AVAILABILITY OF ANNUAL AUDIT REPORT

The statement of financial condition as of December 31, 2012, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2013, the date which the financial statements were available to be issued. No significant issues have been noted.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2012

Broker commission	$ 66,160
Depreciation	541
Dues and subscriptions	4,657
Meals and entertainment	1,074
Postage and delivery	225
Professional fees	13,168
Rent	14,185
	$ 100,010

See Independent Registered Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended December 31, 2012

Balance at December 31, 2011	$ -
Current year changes:	
Increases	-
Decreases	-
Net change for the year	-
Balance at December 31, 2012	**$ -**

See Independent Registered Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2012

Total stockholder's equity for net capital	$ 30,181
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	30,181
Deductions and/or charges:	
Non-allowable assets	(12,581)
Total deductions and/or charges	(12,581)
NET CAPITAL	$ 17,600
Aggregate indebtedness:	
Accrued expenses	-
Total aggregate indebtedness	$ -
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 12,600
Ratio of aggregate indebtedness to net capital	0 to 1

See Independent Registered Public Accountant's Report.

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5
December 31, 2012

Net capital reported on form X-17A-5	$	21,141
Adjustments		(3,541)
Net capital reported on audited supplemental information	$	17,600

It has been determined that the following assets do not meet the net asset requirement:

Accounts receivable - trade	$	900
Income tax receivable		2,641
	$	3,541

See Independent Registered Public Accountant's Report.